FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of March, 2004

Commission File Number 1-15224




                        Energy Company of Minas Gerais
           --------------------------------------------------------
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           --------------------------------------------------------
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


             Form 20-F      X             Form 40-F
                        ---------                    ----------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


             Yes                            No            X
                        ---------                    ----------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                     Index

Item      Description of Item
----      -------------------

1.        Notice to the Market - 2003 Net Income, dated March 29, 2004

2.        List of Decisions of Board of Directors from Meeting of March 29, 2004

3.        Notice to Shareholders, dated March 31, 2004

                                                                        Item 1


                    Notice to the market - 2003 NET INCOME


Cemig informs stockholders and investors that its consolidated financial statements for 2003, prepared in accordance with Brazilian GAAP, were approved by its Board of Directors on March 29, 2004, and will be sent to the CVM on March 31. They report net income of R$ 1.198 billion, or R$ 7.39 per thousand shares, a recovery from the loss of R$ 1.002 billion reported for 2002.

Net revenues were R$ 5.623 billion; and cash flow, measured by EBITDA (earnings before interest, tax, depreciation and amortization), was R$ 1.797 billion, an increase of almost 70% from 2002.

Cemig's sales of electricity were 36,584 GWh, 1.8% more than in 2002, of which 35,962 GWh was sold to final consumers, 0.9% more than in 2002.

Operational expenses were 5% lower than in the previous year. The main cause of this reduction was 24% lower expenditures on electricity purchased for resale than in 2002. Other contributing factors were: post-employment expenses 50% lower than in 2003; and a reversal of part of the provisions for the General Agreement of the Electricity Sector, in the amount of R$ 118 million. On the other hand, personnel expenses were 34% higher, mainly due to a provision of R$ 77 million for expenditures under the voluntary dismissal program, which will allow headcount to be reduced by approximately 800.

An exchange-rate-related gain of approximately R$ 336 million, in financial revenues, also made a significant contribution.

Cemig will hold a meeting with the domestic and international investor market on April 1, providing more details and comments on the results.





Belo Horizonte, March 29, 2004





Wilson Nelio Brumer
Chairman of the Board

                                                                        Item 2
                                 [CEMIG LOGO]

------------------------------------------------------------------------------

                              BOARD OF DIRECTORS


                           Meeting of March 29, 2004

Decisions:

1.     Long-term financial forecasts.


2.     Financial statements for 2003.


3. Proposal for distribution of 2003 earnings, for submission to the 2004 ordinary general meeting of stockholders.


4.     Technical accounting study on use of tax credits.


5.     Long-term corporate plan.


6.     Service contract for upgrade of IBM system basic software;
       re-ratification of announcement of the Board decision.


7.     Project: Construction of Mariana electricity system, Phase 2.


8.     Technological R&D program for 2003 and 2004.


9.     Energy sale contract and debt recognition agreement with Liasa.


10.    Reimbursement of amounts paid by Alcan.


11. Service contract for clearing of buffer strips on distribution networks and transmission lines.


12. Non-remunerated lease contract with Copasa for strip of land at the Mosquito dam.

                                                                        Item 3



                 [DOW JONES
[CEMIG LOGO]   SUSTAINABILITY   [LATIBEX LOGO]    [LEVEL 1 BOVESPA      [CIG
                 INDEX LOGO]                       LOGO]               LISTED
                                                                     NYSE LOGO]

                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

                            PUBLICLY TRADED COMPANY
            CORPORATE TAX REGISTRATION (CNPJ) # 17.155.730/0001-64

                            NOTICE TO SHAREHOLDERS


We advise our shareholders that the documents referred to in article 133 of Law # 6,404 of December 15, 1976, relating to the year 2003, are available for consultation at the head offices of this Corporation located at Av. Barbacena, 1,200, Belo Horizonte.



                        Belo Horizonte, March 31, 2004



                             Flavio Decat de Moura
            Finance, Participations and Investor Relations Director

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   COMPANHIA ENERGETICA DE MINAS
                                   GERAIS - CEMIG





                                   By:  /s/  Flavio Decat de Moura
                                       ----------------------------------------
                                         Name:   Flavio Decat de Moura
                                         Title:  Chief Financial Officer
                                                 and Investor Relations Officer





Date:   March 31, 2004